LIBERTY INTERNATIONAL

RECEIVED

2007 AUG 31 A 9:21

07026348

SUPPL

August 31, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Total Voting Rights".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Senior Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

PROCESSED
SEP 18 2007
THOMSON FINANCIAL

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

9/14

File No. 82-34722

LIBERTY INTERNATIONAL PLC (the "Company")

VOTING RIGHTS AND CAPITAL

In conformity with DTR 5.6.1 we would like to notify the market of the following:

At the date of this announcement, Liberty International's issued share capital consists of 362,772,673 ordinary shares of 50p each with voting rights. The Company holds 700,000 Ordinary shares in treasury.

Therefore, the total number of voting rights, excluding shares held in treasury, in Liberty International is 362,072,673.

The above figure of 362,072,673 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Liberty International under the FSA's Disclosure and Transparency Rules.

Kerin Williams
Deputy Company Secretary

31 August 2007

END